FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 7, 2007

The Registrant announces that it has received the business licence for Henan Minzhong Mining Co., Ltd., a cooperative joint-venture established between the Company and Henan Nonferrous Geological Mining Co., Ltd. (“HNGM”) to jointly explore and develop the Xiaoshan polymetallic project located in Henan Province, China.  Under the terms of the agreement, Minco can earn up to 70% equity interests in Xiaoshan with a total contribution of RMB 35 million (approx US$ 4.57 million).

2.

Exhibits

2.1

News Release dated November 7, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  November 7, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	November 7, 2007

NEWS RELEASE

MINCO GOLD RECEIVES BUSINESS LICENCE

AND BEGINS DRILLING AT XIAOSHAN GOLD PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce that it has received the business licence for Henan Minzhong Mining Co., Ltd., a cooperative joint-venture established between the Company and Henan Nonferrous Geological Mining Co., Ltd. (“HNGM”) to jointly explore and develop the Xiaoshan polymetallic project located in Henan Province, China.  Under the terms of the agreement, Minco can earn up to 70% equity interests in Xiaoshan with a total contribution of RMB 35 million (approx US$ 4.57 million).

The Company has started a diamond drill program within the Huluyu exploration permit of the Xiaoshan project area consisting of seven holes for a total of 1,763 metres.  The drill program has been designed to trace the dip and strike extensions of the southern portion of the K3 structural zone.  High-grade values for gold (Au), silver (Ag), lead (Pb), and zinc (Zn) have been detected in grab samples from the abandoned and active mining tunnels. Previous mining activities were mainly focused on gold mineralization of about 3-5g/t at the near surface portion of the zone at about 1000m above sea level. Some of the mining tunnels have been advanced to the 940m level and high grade polymetallic zones have been detected in these tunnels. Two chip samples collected from an underground tunnel by Minco geologists have returned values of 11.73g/t Au, 231g/t Ag, 9.08% Pb, and 22.46% Zn over a 60 cm width and 13.45g/t Au, 361g/t Ag, 24.07% Pb, and 5.05% Zn over a 30cm width.  The target area in the current drilling program is the down dip extension of the K3 zone.

While mining activities for gold and silver can be traced back for hundreds of years, the Xiaoshan project remains largely under-explored by modern techniques.  Xiaoshan is located on a structural zone parallel to Silvercorp's Ying Silver Project located 30 kilometres to the south. The Xiaoshan and Ying projects demonstrate very similar geological settings, structures, and mineralization styles. Regionally, both projects sit on the Southern rim of the North China Craton where the Archean metamorphosed rocks of the Taihua Group are the dominant host for the large gold-silver deposits in the East section of the Qinling belt. In this region, the Archean migmatite, schist and gneiss (Taihua Group) have been intruded by Proterozoic diabase dykes and Mesozoic acidic dykes. Vein-alteration zones in the region are dominantly controlled by N-NW (North-Northwest) and NW-W (Northwest-West) trending faults with the mineral deposit type similar to the mesothermal veins of the Coeur d'Alene District in Idaho, U.S.A..

Minco Gold would also like to announce that its Chinese partner has applied for a mining licence for the Huluyu permit area. Once the mining licence is received, it will then be transferred to the joint-venture.  The Company has filed a National Instrument 43-101 technical report on the Xiaoshan project prepared by Peter G. Folk, P. Eng., and can be accessed on-line at www.sedar.com.

This news release has been reviewed and approved for release by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold and Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

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